
April 22, 2016

<u>Via E-Mail</u>
Scott M. Freeman, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

> **Re: Rouse Properties, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 29, 2016**
> **File No. 1-35287**
>
> **Schedule 13E-3**
> **Filed on March 29, 2016**
> **File No. 5-86578**

Dear Mr. Freeman:

    We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

    Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Preliminary Proxy Statement

<u>Reasons for the Merger…, page 33</u>

1.   Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Transactions are fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Also refer to Question No. 19 of the Exchange Act Release No. 34-17719 (April 13, 1981).

2.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. In particular, the disclosure on page 39 cross references disclosure on page 108, but the disclosure on page 108 only includes disclosure responsive to Item 1002(f) of Regulation M-A for the past 2 years with respect to the Company purchases, as opposed to purchases by all filing persons. Please advise or revise.

3.   Similarly, the preceding comment applies to the fairness determination of the Parent Parties and the Brookfield Filing Persons with respect to clauses (vi) and (viii) of Instruction 2 to Item 1014.

Financing for the Transactions, page 56

4.   We note the reference to capital commitments. With a view towards disclosure, please provide additional detail regarding such commitments, including if applicable, the disclosure called for by Item 1007(b) or Regulation M-A.

                                    *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions